1330 AVENUE OF THE AMERICAS	NEW YORK
NEW YORK, NY 10019	WASHINGTON
TEL 212.841.1000	SAN FRANCISCO
FAX 212.841.1010	LONDON
WWW.COV.COM	BRUSSELS
November 8, 2006
VIA EDGAR AND
HAND DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Jeffrey P. Riedler, Assistant Director
Re:	Memory Pharmaceuticals Corp. Registration Statement on Form S-3 File No. 333-138230
Dear Ladies and Gentlemen:
     On behalf of Memory Pharmaceuticals Corp. (the “Company”), we are responding to the comments contained in the letter dated October 30, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-3 filed with the Commission on October 26, 2006 (the “Registration Statement”). For the Staff’s convenience we have repeated the Staff’s comments below before each of our responses.
1.	We note you have submitted confidential treatment applications that have not yet been processed. Any comments we have on these applications will be sent under separate cover at a later date. All comments will need to be resolved prior to effectiveness.
     The Company looks forward to receiving the Staff’s comments on its outstanding confidential treatment applications and will respond to those comments promptly following receipt.
2.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
     We respectfully submit that the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by

Securities and Exchange Commission
November 8, 2006

or on behalf of a person or persons other than the registrant” and that therefore the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
     Background of the Private Placement
     On October 5, 2006, the Company and the selling stockholders entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell shares of its common stock and warrants to purchase common stock to the selling stockholders through a private placement to be conducted in two separate tranches. Under the terms of the private placement, the Company agreed to sell to the selling stockholders an aggregate of 28,232,202 shares of common stock and warrants to purchase 7,058,042 shares of common stock. The Company sold 23,245,724 shares of common stock and all the warrants in the first closing on October 16, 2006.
     The Company has agreed to sell the remaining 4,986,478 shares in the second closing, which is to occur not later than one business day following the satisfaction or waiver of the conditions set forth in the Securities Purchase Agreement, including the approval by the Company’s stockholders of the issuance of an aggregate of 3,261,220 shares of common stock to Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (together, the “Great Point Entities”) and MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P., and MPM Asset Management Investors BV4 LLC (together, the “MPM Private Investment Entities”). The shares to be sold at the second closing will be sold only to the Great Point Entities, the MPM Private Investment Entities and to MPM entities that are not affiliated with the MPM Private Investment Entities (together with the MPM Private Investment Entities, the “MPM Entities;” the MPM Entities and the Great Point Entities are referred to as the “Principal Investors”). All shares issued at the second closing, if the second closing occurs, will be purchased on the same terms as the first closing. No warrants will be sold at the second closing.
     The purchase price for all shares of common stock sold or to be sold under the Securities Purchase Agreement is $1.11 per share, which was the closing bid price of the Company’s common stock on October 4, 2006, the day before the Securities Purchase Agreement was signed. The Company issued all of the warrants to purchase shares of common stock in the first closing (exercisable for an aggregate of 7,058,042 shares) at a price of $.125 per share of common stock underlying such warrants. The warrants are currently exercisable until October 15, 2011, but the Company can accelerate the termination date of the warrants if the closing bid price of the common stock for a period of 30 consecutive trading days is greater than $3.00 per share. The warrants have an exercise price of $1.33 per share, which represented a 20% premium above the closing bid price of the common stock on the date prior to execution of the Securities Purchase Agreement.
     The Company’s common stock is currently listed on the Nasdaq Global Market (“Nasdaq”). Nasdaq rules governing issuers whose shares are listed on Nasdaq require stockholder approval prior to certain issuances of securities. Specifically, Nasdaq’s Marketplace Rule 4350(i)(1)(B) (“Rule 4350(i)(1)(B)”) requires that an issuer obtain stockholder approval

Securities and Exchange Commission
November 8, 2006

prior to the issuance of securities when such issuance or potential issuance will result in a change of control of the issuer. The Company has been informed by Nasdaq that it considers a change of control to have occurred if, following one or more transactions in which an investor (or group of investors) acquires an issuer’s securities, the investor (or group of investors) owns, or has the right to acquire, 20% or more of the outstanding equity securities of the issuer, unless there is either (i) another stockholder or group of stockholders unaffiliated with the investor that has a larger interest than the investor, or (ii) the issuer’s management and directors as a group (other than any individuals that are affiliated with the investor or group of investors) have a larger interest than the investor. Accordingly, the private placement was structured in two tranches so that the Company could consummate the first tranche and issue the shares of common stock and warrants to the selling stockholders without such issuance resulting in a change of control. However, in order to comply with Rule 4350(i)(1)(B), the Company’s stockholders must approve the issuance of 3,261,220 shares of common stock to the Great Point Entities and the MPM Private Investment Entities before the Company can issue those shares.
     The Registration Statement relates only to the 23,245,724 shares of the Company’s common stock and the 7,058,042 shares of common stock underlying warrants that were issued in the first closing. If the second closing occurs, the Company intends to register the resale by the Principal Investors of the additional 4,986,478 shares on a separate registration statement.
     Applicability of Rule 415(a)(1)(i) to the offering
     Interpretation 76 of Section H of the Staff’s Manual of Publicly Available Telephone Interpretations states that, in determining whether an offering styled as a secondary one is really on behalf of the issuer, “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” As explained below, the Company believes that these factors demonstrate that the selling stockholders are not acting as a “conduit for the issuer” and that the shares registered for resale under the Registration Statement are appropriately characterized as secondary sales under Rule 415(a)(1)(i).
     How long the selling stockholders have held their shares. All of the shares and warrants purchased in the first tranche of the private placement were purchased for cash on October 16, 2006. The selling stockholders have no mechanism to redeem, put or otherwise require the Company to repurchase the securities. Each selling stockholder is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and each selling stockholder represented to the Company in writing as such, as well as to its financial sophistication and that it was purchasing the shares and warrants for its own account and without a present view toward the public sale or distribution thereof and that it had no intention of selling or distributing the shares and warrants in any manner that would result in a violation of the Securities Act of 1933, as amended (the “Securities Act”). In addition, each selling stockholder

Securities and Exchange Commission
November 8, 2006

acknowledged that the shares and warrants acquired in the private placement would constitute “restricted securities” under Rule 144. The selling stockholders also acknowledged that the shares and warrants would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such shares and warrants. Consequently, the selling stockholders will have to bear the risk of owning the shares and warrants for an indefinite period of time unless the resale of the shares (and the shares underlying the warrants) is registered pursuant to an effective registration statement under the Securities Act, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.
     In order to provide the selling stockholders with liquidity in their investment, and as is customary in similar “PIPE” transactions, the Company agreed to register the shares and the shares underlying the warrants for resale under the Securities Act within a specific period of time following the consummation of each closing. The Company will be subject to certain monetary penalties if the registration statements are not filed or do not become effective within the timeframes specified in the Securities Purchase Agreement, but in no event will the number of shares or warrants be subject to increase or other adjustment and no other terms of the transaction, including purchase price and exercise price will be subject to change.
     Circumstances under which selling stockholders received their shares. Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2)-exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.” In contrast to “equity lines” and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, the closings under the Securities Purchase Agreement are not conditioned on the filing or effectiveness of a registration statement. The Registration Statement was filed on October 26, 2006, ten days following the closing of the first tranche of the private placement. Furthermore, the Company cannot file a registration statement covering the resale of the shares issued at the second closing until after that closing has occurred and the additional shares of common stock have been issued. As stated above, the Securities Purchase Agreement obligates the selling stockholders to acquire shares of common stock at a fixed price of $1.11 per share. Since the execution of the Securities Purchase Agreement on October 5, 2006, the price of the Company’s common stock has fluctuated between an intra-day high of $3.01 per share to a low of $1.13 per share. The selling stockholders have been at market risk throughout this period. Interpretation 3S.(b) goes on to say that when a company registers for resale shares of common stock underlying convertible securities, “the staff’s PIPEs analysis applies to the convertible security, not to the underlying common stock”. As the warrants are exercisable at a fixed price of $1.33 per share, the selling stockholders are similarly at market risk with respect to the warrants.
     The relationship of the selling stockholders to the issuer. Of the total securities issued or to be issued in the private placement, approximately 87% were subscribed for by the Principal Investors. Prior to the first closing the Principal Investors were not affiliates of the

Securities and Exchange Commission
November 8, 2006

Company nor did they have any prior relationship with the Company. The terms of the private placement were negotiated by the Great Point Entities and by the MPM Entities directly with the Company, and the Great Point Entities and the MPM Entities were each represented separately by their own counsel. It was a requirement of the transaction that there be some participation in the private placement by officers and directors of the Company, either directly or indirectly through investment funds. Accordingly, each of Venrock Associates and Venrock Associates II, L.P. (together, “Venrock”, which beneficially own more than 5% of the Company’s common stock), Dr. Anthony Evnin (who is a director of the Company and a principal of Venrock), the Keyes/Sulat Revocable Trust (of which Mr. James Sulat, President, CEO and a director of the Company, is a trustee and beneficiary of the trust) and Dr. Michael Meyers (a director of the Company) participated in the private placement, with their aggregate investment representing less than 4% of all securities to be sold in the private placement. The balance of the shares and warrants sold in the private placement (approximately 9% of the total amount of securities sold) were sold to existing stockholders that are not affiliates of the Company.
     The number of shares involved. Assuming the second closing occurs, an aggregate of 35,290,244 shares of common stock and shares of common stock underlying warrants will be issued in the private placement, which would represent approximately 54% of the Company’s outstanding capital stock (assuming the issuance of the shares at the second closing, but not the exercise of any outstanding warrants or options). While this is a substantial portion of the Company’s capital stock, issuers engaged in PIPE transactions have frequently relied on Rule 415(a)(1)(i) to register the resale on a continuous basis of even larger proportions of their outstanding capital stock. For example, in recent months, registration statements covering 64% (North American Scientific, Inc., Registration Number 333-135945), 88% (Poniard Pharmaceuticals, Inc., Registration Number 333-134480) and 98% (Sequenom Inc., Registration Number 333-135015) of the issuer’s outstanding capital stock have been declared effective. The proportion of shares for which the Company is requesting registration is less than the examples set forth above.
     Furthermore, the Staff should note that the combination of the timing of the Company’s need to raise capital, the availability of that capital and the relatively low market price of the Company’s common stock at the time the Securities Purchase Agreement was signed resulted in the issuance of a substantial number of shares of common stock. However, the number of shares involved did not change the character of the private placement, nor did it impact the status of the investors in the private placement as investors purchasing the securities for their own account and not with a view for resale or distribution.
     Whether the sellers are in the business of underwriting securities. To the Company’s knowledge, none of the selling stockholders is in the business of underwriting securities. Furthermore, the Company has been informed in writing by each selling stockholder that it is neither a broker-dealer nor is it affiliated with a broker-dealer. It is the Company’s understanding from discussions with the Great Point Entities and the MPM Private Investment Entities that, generally, when they acquire securities, they acquire them for long-term appreciation and not to immediately sell them in the public market. Accordingly, and based also

Securities and Exchange Commission
November 8, 2006

upon the Company’s historical experience with its existing stockholders, the Company believes that none of the selling stockholders are likely to be active market participants with respect to the Company’s common stock.
     Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Given the circumstances described above, we believe that the selling stockholders are not acting as a conduit for the Company. In particular, we ask the Staff to be mindful of the following:
•	absent an effective registration statement, the selling stockholders may have to bear the risk of owning the shares and warrants for an indefinite period of time;

•	the selling stockholders have been at “market risk” since the execution of the Securities Purchase Agreement on October 5, 2006;

•	the private placement was negotiated on an arms-length-basis with non-affiliated investors;

•	the proportion of shares of common stock being registered as compared to the Company’s outstanding common stock is less than other recent resale registrations that have been declared effective;

•	no selling stockholder is in the business of underwriting securities or is similarly poised to distribute or resell the Company’s shares; and

•	the structure of the private placement does not evidence a primary offering.
     Accordingly, we respectfully request that the Staff concur in our view that the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering can be made on a shelf basis under Rule 415(a)(1)(i).
* * * *

Securities and Exchange Commission
November 8, 2006

     The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (212) 841-1256 or Andrew Muratore at (212) 841-1061.
Sincerely,
/s/ Ellen B. Corenswet, Esq.
Ellen B. Corenswet, Esq.
cc:	James R. Sulat
President and Chief Executive Officer Memory Pharmaceuticals Corp.

Jzaneen Lalani, Esq. Vice President, Legal Affairs Memory Pharmaceuticals Corp.